EXHIBIT 7.1

COMPUTATION OF NET DEBT TO SHAREHOLDERS’ EQUITY RATIO

Computation of net debt to equity ratio

The computation of net debt to equity ratio as at March 31, 2018 and 2017 is as follows:

	As at March 31,
	2018	2017
	(Rs. in million)
Long-term debt	611,419.4	605,644.5
Short-term debt (including current portion)	277,287.4	179,526.7
Total debt (A)	888,706.8	785,171.2
Cash and cash equivalents	147,167.5	139,867.6
Mutual fund (current portion)	143,602.2	150,662.4
Total investible surplus (B)	290,769.7	290,530.0
Net Debt (A-B)	597,937.1	494,641.2
Equity (including minority interest)	913,947.3	538,842.2
Net debt/equity	0.65	0.92